UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030619

NO ACT
P.E 1-18-2002
1-16379

March 20, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2002

Warren I. Casey
Pitney, Hardin, Kipp & Szuch LLP
P.O. Box 1945
Morristown, New Jersey 07962-1945

Re: Dendrite International, Inc.
Incoming letter dated January 18, 2002

Dear Mr. Casey:

This is in response to your letter dated January 18, 2002 concerning the shareholder proposal submitted to Dendrite by the New York City Fire Department Pension Fund. We also have received a letter from the proponent dated February 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Sara C. Kay
Senior Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PITNEY, HARDIN, KIPP & SZUCH LLP

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January 18, 2002

Via UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Fire Department Pension Fund

Ladies and Gentlemen:

On behalf of our client, Dendrite International, Inc., a New Jersey corporation (the "Company" or "Dendrite") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal (the "Proposal") submitted by the New York City Fire Department Pension Fund (the "Proponent") for inclusion in Dendrite's proxy materials to be distributed in connection with its 2002 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel that it will not recommend enforcement action if Dendrite omits the Proposal from its 2002 proxy materials for the reasons set forth in this letter.

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent to the Proponent as notice of Dendrite's intention to omit the Proposal from its proxy materials.

The Proposal requests that Dendrite establish a Nominating Committee composed solely of independent directors, each of whom must meet seven separate qualification criteria for "independence" as set forth in the Proposal.

Reasons for Exclusion of Proposal

Dendrite believes that the Proposal may properly be omitted from its proxy materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(6), 14a-8(i)(10) and 14a-8(i)(8).

(1) The Proposal may be excluded pursuant to 14a-8(i)(6) because the Company lacks the power or authority to implement the multiple criteria of the Proposal.

(2) The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented. The Company has previously established a Nominating Committee which, by Charter, is required to perform each of the functions proposed by the Proponent, and each of the members of the Nominating Committee is required to be an "independent director."

(3) The Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it relates to an election for membership on the Company's Board of Directors, who are the sole candidates for membership on its Nominating Committee.

1. The Proposal is improper because the Company lacks the power or authority to implement the Proposal pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits exclusion of a shareholder proposal from the Company's proxy materials if, upon passage, the Company would lack the power or authority to implement the proposal. Dendrite is a New Jersey corporation and is subject to the New Jersey Business Corporation Act ("NJBCA"). Under the NJBCA and the bylaws of Dendrite (the "Bylaws"), the Board of Directors is authorized to create committees composed of two or more directors and to delegate certain powers and authority to committees composed entirely of two or more directors. Members of the Nominating Committee are required to be members of the Board of Directors under both the NJBCA and the Bylaws. As required by the NJBCA and the Bylaws, directors of Dendrite may be elected solely by the shareholders at an annual or special meeting. It is not within the power of Dendrite or its Board of Directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at their shareholder meetings.

In the past, the Division has excluded shareholder proposals prescribing qualifications for board members or for members of board committees on the basis that companies cannot insure that the standards will be satisfied. *See Bank of America Corporation* (February 20, 2001); *Marriott International, Inc.* (February 26, 2001); *The Boeing Company* (February 22, 1999).

In *Bank of America Corporation* (February 20, 2001), the proposal, if adopted, would have required the board of directors to take the necessary steps to insure that its audit committee was composed entirely of "independent directors." The proposal's "independent director" definition specified seven separate qualification criteria substantially similar to the seven qualification criteria submitted by the Proponent to Dendrite. The proponent in *Bank of America Corporation* argued that the Bank of America board was composed of at least 12 directors (of the existing 18 directors) who satisfied the proponent's definition of independence. In reaching its decision not to recommend enforcement action if Bank of America omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(6), the Division stated that "it does not appear to be within the Board's power to insure the election of individuals as director who meet specified criteria."

Similarly, in *Marriott International, Inc.* (February 26, 2001) the proponent had requested that the board of directors take the necessary steps to insure that Marriott's Compensation Policy Committee was composed entirely of "independent directors," which was defined as satisfying a list of detailed qualification criteria substantially similar to those included in the Proposal here. The Division stated that in its view it did not appear to be within the power of the Marriott board to insure the election of individuals as director who met the specified criteria.

As with *Bank of America* and *Marriott*, the Dendrite board does not control who is elected as a director, and it is not within the power of the Dendrite board to guarantee or enforce the election of any particular person or type of person as a director at the Company's shareholder meetings, nor to require or insure that a sufficient number of persons meeting these detailed criteria are elected to fill specified committees. Also, see *Ameritech Corp* (December 29, 1994), where the proponent requested the corporation to establish a new board committee and select a chairperson who possessed certain specified attributes. In determining not to recommend enforcement action if the company omitted the proposal from its proxy materials in reliance on Rule 14a-8(c)(6) (the predecessor rule), the Division stated that because the board could not guarantee the election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria.

This is unlike the situation in *General Motors Corporation* (March 22, 2001) where, under the proposal, membership on key board committees was to be "transitioned" to directors who met specified independence criteria. *See Staff Legal Bulletin No. 14* (July 13, 2001) (distinguishing the "transition" element of that proposal).

Therefore, because the Dendrite board cannot insure that shareholders will elect a sufficient number of directors satisfying the seven specified criteria to empanel the Nominating Committee, Dendrite would "lack the power ... to implement the proposal." Accordingly, in our view, Dendrite may properly exclude the proposal pursuant to Rule 14a-8(i)(6).

2. Dendrite may omit the Proposal pursuant to Rule 14a-8(i)(10) because the goal and all essential elements of the Proposal have already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the prior rule allowing the omission of a proposal only if it was moot. It also clarified the Commission's interpretation of the prior rule that the proposal need not be "fully effected" by the Company in order to satisfy the mootness test so long as it has been substantially implemented, and that the previous formalistic "fully effected" application of the predecessor rule defeated the purposes of the rule. *See SEC Release No. 34-30091* (August 16, 1983). Substantial implementation does not require "point-by-point" compliance with all items set forth in a shareholder proposal. *Texaco, Inc.* (February 25, 1991). The Commission reaffirmed this in 1998 and the Division has recently applied this rule consistent with that interpretation. *See SEC Release No. 34-40018* (May 21, 1998); *AMR Corporation* (April 17, 2000).

Prior to the receipt of the Proposal, the Board of Directors of Dendrite had established a Nominating Committee and had adopted a Nominating Committee Charter, a copy of which is attached. In accordance with the Nominating Committee Charter, the Nominating Committee is charged with the obligation and responsibility to make all recommendations to the board for all candidates to serve as directors, to evaluate all candidates' qualifications for board membership and to evaluate any relationships that might impair a candidate's independence or create any conflicts of interest. The Nominating Committee is also directed to make recommendations to the board on the re-election of current directors whose terms expire. This satisfies all of the functions and authority of the Nominating Committee proposed by the Proponent here as part of its Proposal.

Also, pursuant to the Nominating Committee Charter, the Nominating Committee must consist of two or more directors, each of whom must be "independent." While the Charter does not specifically state that independence is to be determined in accordance with the new NASDAQ "independence director" requirements applicable to audit committees, the Board in fact applies the NASDAQ "independent director" standards for audit committees for purposes of the Nominating Committee. *See Texaco, Inc.* (March 6, 1991), where the Division stated that whether a company has substantially implemented a proposal depends on whether the company's existing "policies, practices and procedures" address the guidelines of the proposal.

The Proponent in the preamble to its resolution states that its concern is with inside directors having a potential conflict of interest with the shareholder group. In addition to the seven disqualifying criteria proposed by the Proponent here, the self-regulatory organizations, the Commission and the Internal Revenue Service, as well as many different institutional shareholders, have a myriad of definitions and criteria, many different from one another and many overlapping, for what constitutes "independence." It is an appropriate role of a board in navigating these different definitions to apply the terms of any criteria in a reasonable manner in keeping with the spirit and intent of any definition of independence. Among other things, it is appropriate for a board to determine what circumstances, otherwise literally within a definition, are either de minimis or not material. In the case of Dendrite, the Board has considered the independence of each of the two current members of the Nominating Committee and determined that neither director has any material relationship with the Company which would impact the director's "independence."

This is similar to the situation in *Masco Corporation* where the Division, in reliance on Rule 14a-8(i)(10), stated that it would not recommend enforcement action if the company omitted from its proxy materials a proposal providing for specified "independence" qualifications for Masco's outside directors. Masco, in response to the proposal, approved a resolution in substantially the form submitted by the proponent adopting specified criteria for outside directors. The only difference from the proponent's definition of "independence" was the addition, by the board, of a "materiality" qualification in connection with examining certain business relationships, as well as how that materiality standard was to be applied; in particular, the board added that "a material relationship shall not be deemed to exist if in the judgment of the other Outside Directors, the financial benefit to the entity employing the Outside Director is immaterial to that entity." The Masco definition of "independence" also omitted the reference to "former" affiliates. In support of its position, Masco stated to the Division that differences from the proponent's standard were only intended to make the proposal "clear and workable." The Division stated that it would not recommend enforcement action if such proposal was excluded under Rule 14a-8(i)(10) as having been substantially implemented. In a request for reconsideration of the Division's determination, the proponent then argued that "vital and substantial" differences existed between its proposal and the company's application of that proposal, in particular the authority of the Masco outside directors to determine whether or not the amount of business performed was "material." The Division nevertheless reaffirmed its earlier determination. *Masco Corporation* (April 19, 1999).

Consistent with the goal and all essential elements of the Proposal, the Dendrite Board has already established a Nominating Committee to perform all functions proposed by the Proponent, and that committee is required to be composed solely of independent directors. Each of the current members of the Committee is "independent" under NASDAQ independence standards for audit committees, as well as its own review of any material relationships with Dendrite which could impact independence. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

3. The Proposal may be excluded because it relates to the election of directors.

A proposal may be omitted from a company's proxy materials under Rule 14a-8(i)(8) if it "relates to a election for membership on the company's board of directors or analogous governing body." Currently, Dendrite's certificate of incorporation and bylaws do not impose any qualifications or restrictions on who shareholders may elect as directors. The Proposal here would require the Company to insure that a sufficient number of "independent" directors be elected to the Board to be appointed to the Nominating Committee. By establishing such qualifications for service on a committee of the Board, with seven detailed qualification criteria, the Proposal would potentially disqualify certain nominees for election as director who might otherwise constitute members of the Nominating Committee unless such nominees met all seven qualification criteria.

The Division has consistently taken a position that proposals setting forth qualifications for directors, which would either disqualify previously elected directors from completing their terms or disqualify nominees at an upcoming annual meeting may properly be omitted from a proxy statement if not appropriately advised. *See Raytheon Co.* (March 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); *General Dynamics Corp.* (March 25, 1992) (proposal to require the board to consist of a majority of independent directors). Accordingly, we believe that the current Proposal relates to the election of directors and may be appropriately excluded under Rule 14a-8(i)(8).

Conclusion

For the foregoing reasons, Dendrite believes the Proposal is excludable under Rule 14a-8. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8025 if you should have any questions or need additional information.

Very truly yours,

WARREN J. CASEY

UNANIMOUS WRITTEN CONSENT

OF THE BOARD OF DIRECTORS

OF DENDRITE INTERNATIONAL, INC.

November 2, 2001

The undersigned, being all of the members of the Compensation Committee of the Board of Directors of Dendrite International, Inc., a New Jersey corporation (the "Company"), acting pursuant to Section 14A:6-7.1(5) of the New Jersey Business Corporation Act, do hereby consent to the adoption of, and do hereby adopt, the following resolutions with the same force and effect as if adopted by a unanimous vote at a duly convened meeting of the Compensation Committee of the Board of Directors of the Company:

WHEREAS, management believes that the Board should consider establishing a Nominating Committee of the Board of Directors charged with the responsibility of recommending candidates to serve as Directors on the Company's Board; and therefore, be it

RESOLVED, the Board of Directors deems it to be in the best interest of the Company to establish a nominating committee ("Nominating Committee") which shall be responsible for evaluating potential candidates for the Board of Directors and such other duties as set forth in the Nominating Committee Charter; and it is further

RESOLVED, that the appointment of a Nominating Committee of the Board of Directors is hereby ratified, authorized, and approved in all respects; and it is further

RESOLVED, that the Nominating Committee shall initially consist of two (2) members; and it is further

RESOLVED, that the members of the Nominating Committee shall be Mr. Bernard Goldsmith and Mr. Patrick Zenner and that each such person shall serve until the earlier of his resignation or removal; and it is further

RESOLVED, that the Nominating Committee is hereby authorized and directed to conduct its activities in accordance with the Nominating Committee Charter (attached hereto as Exhibit A), which is hereby authorized, approved and adopted in all respects, and otherwise in accordance with the Company's Restated Certificate of Incorporation and By-Laws and applicable law; and it is further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered, on behalf of the Company and in its name, to take all actions and do all things necessary or desirable, and to execute all documents, agreements and certificates necessary to carry out the purposes of the foregoing resolutions; and it is further

RESOLVED, that any and all actions heretofore taken by any officer or Director of the Company within the terms of the foregoing resolutions be, and they hereby are, approved, confirmed and ratified as the authorized acts and deeds of the Company.

IN WITNESS WHEREOF, the Board members do hereby evidence this unanimous written consent to the foregoing as of the date first written above. This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

John E. Bailye	Bernard M. Goldsmith
Edward J. Kfoury	Paul A. Margolis
John H. Martinson	Terence H. Osborne
Patrick J. Zenner	

Exhibit A

DENDRITE INTERNATIONAL, INC.

Nominating Committee Charter

The Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Dendrite International, Inc. (the "Company") shall be responsible for evaluating potential candidates for the Board and such other duties as set forth in this Charter or as directed by the Board or by the Chairman of the Board from time to time.

Members and Qualifications

The Committee shall consist of two or more independent directors of the Company, to be selected and appointed by the Board.

Meetings

The Committee shall meet separately from the full Board at least annually at such times and locations as the Committee may determine. At any meeting of the Committee a majority of its members shall constitute a quorum. When a quorum is present, a majority of Committee members present may take action on behalf of the Committee.

Nomination of Directors

The Committee shall recommend, for consideration by the Board, candidates to serve as directors of the Company. In making nominations, the Committee shall evaluate the candidates' qualifications for Board membership and any relationships that might impair the candidates' independence or create any conflicts of interest. The Committee shall also make recommendations, for consideration by the Board, on the re-election of current directors whose term of office is due to expire.

COM

ALAN G. HEVESI
COMPTROLLER

November 28, 2001

Ms. Kristine Pellzari
Corporate Secretary
Dendrite International
1200 Mount Kemble Avenue
Morristown, NJ 07960

Dear Ms. Pellzari:

I am the investment advisor and trustee of the New York City Fire Department Pension Fund (the "Fund"). The Fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration and approval of stockholders at the next annual meeting of Dendrite International.

Presently, our company does not have an independent nominating committee. We believe that a committee, comprised solely of independent directors, is essential to achieve our mutual goal of improving the company's long-term performance.

I therefore, offer the enclosed initiative for shareholders to consider and approve at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in the company's proxy statement.

A letter from Citibank is enclosed certifying the Fund's ownership, for over a year, of 7,400 shares of Dendrite International. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this initiative with you. Should the Board of Directors decide to implement its provisions, the Fund will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter please feel free to contact Mr. Francis Byrd of my office at (212) 380-3011.

Sincerely,

Alan G. Hevesi

AGH: fhb:ma
Enclosures

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

SHAREHOLDER PROPOSAL
CREATION OF AN INDEPENDENT NOMINATING COMMITTEE

Submitted on behalf of the New York City Fire Department Pension Fund by the Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law and shareholders with the duty, authority and responsibility to formulate and direct corporate policies, and

WHEREAS, this company has provided that the board may designate from among its members one or more committees, each of which, to the extent allowed, shall have certain designated authority, and

WHEREAS, we believe that directors, who are independent of management, are best qualified to act in the interest of shareholders and can take steps necessary to recruit, nominate and present new directors to shareholders, and

WHEREAS, we believe the selection of new directors is an area in which inside directors may have a conflict of interest with shareholders, and

WHEREAS, we believe that an increased role for the independent directors would help our company to improve its long-term financial condition, stock performance and ability to compete,

NOW THEREFORE, BE IT RESOLVED : the shareholders request that the company establish a Nominating Committee to recommend candidates to stand for election to the board of directors. The Committee shall be composed solely of independent directors. For these purposes, an independent director is one who: (1) has not been employed by the company or an affiliate in an executive capacity within the last five years; (2) is not a member of a company that is, or has been within the last five years, one of this company's paid advisors or consultants; (3) is not employed, nor has been employed within the last five years, by a significant customer or supplier; (4)is not remunerated by the company for personal services (consisting of legal, accounting, investment banking, and management consulting services), whether or not as an employee for a corporation, division, or similar organization that actually provides the personal services, nor an entity from which the company derives more than 50 percent of its gross revenues; (5) is not employed by a tax-exempt organization that receives significant contributions from the company; (6) is not a relative of any person who is, or has been in the past five years, a member of the company's management; and (7) is not part of an interlocking directorate in which the CEO or other executive officers of this company serves on the board of a corporation that employs the director.

STATEMENT OF SUPPORT

As long-term investors we are concerned about our company's prospects for profitable growth. This proposal is intended to strengthen the process by which nominees are selected for election to the board of directors. We believe that this will strengthen the board of directors in its role of advising, overseeing and evaluating management.

We urge you to vote **FOR** this proposal.

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10043

November 27, 2001

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

7,400 shares of Dendrite International, Inc.

continuously for more than one year, in the name of Cede and Company.

~~Sincerely~~

Michael V. Barbetta
Assistant Vice President

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 28 PM 4:12

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

Writer's Direct Dial: (212) 669-3749
Facsimile: (212) 815-8563
skay@comptroller.nyc.gov

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 14, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dendrite International, Inc.
New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Fire Department Pension Fund (the "Fund") in response to the January 18, 2002 letter sent to the Securities and Exchange Commission by Pitney, Hardin, Kipp & Szuch LLP on behalf of Dendrite International, Inc. ("Dendrite" or the "Company"). In that letter, Dendrite contends that the Fund's shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Dendrite argues that the Proposal may be omitted under Rule 14a-8. Based on the language of the Proposal, the text of the Rule and a review of the January 18, 2002 letter, we believe that the Proposal may not be omitted from Dendrite's 2001 Proxy Materials. Accordingly, the Fund respectfully requests that the Division deny the relief that Dendrite seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses state that the board of directors is intended to be an independent body elected by shareholders to direct corporate policies; that the board currently is empowered to establish committees; that directors independent of managers are best qualified to protect shareholder interests, including in the selection of new directors; and that an increased role for independent directors would enhance the company's value. These clauses are followed by a resolve clause requesting the Company to establish a nominating committee comprised of independent directors that would recommend candidates for election by the shareholders. The resolve clause sets forth seven specific criteria defining an "independent director" for these purposes.

II. The Company's Opposition and The Funds' Response

Dendrite has requested that the Division grant "no-action" relief pursuant to three provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(6), which allows companies to omit proposals that they lack the power and authority to implement; (2) Rule 14a-8(i)(10), which allows companies to omit proposals that have been substantially implemented, and (3) Rule 14a-8 (i)(8), which allows companies to omit proposals that relate to an election for membership on its board of directors. Pursuant to Rule 14a-8(g), Dendrite bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Company has the Power and Authority to Implement the Proposal and may not Omit it Under Rule 14a-8(i)(6).

Dendrite argues that it may omit the Proposal because "[i]t is not within the power of Dendrite or its Board of Directors to guarantee or enforce the election by shareholders of any particular person or type of person as a director at the Company's shareholder meetings, nor to require or insure [sic] that a sufficient number of persons meeting these detailed criteria are elected to fill specified committees." However, in *General Motors Corp.* (March 22, 2001), the Division recently refused to allow the omission of a similar proposal under Rule 14a-8(i)(6) that would have required "a transition to independent directors" for seats on certain of the company's "key committees" as they became available. In that case, the Division flatly rejected General Motors' argument that proposals "that purport to impose specific qualification criteria upon individual directors" are excludable since "it would be possible for the stockholders to elect a full board of directors none of whom is eligible to serve on the key committees."

Here, Dendrite makes precisely the same argument. In support of its position, Dendrite relies heavily on three cases in which the Division permitted exclusion of proposals under Rule 14a-8(i)(6) that sought to limit membership in certain board committees to "independent" directors: *Bank of America Corporation* (February 20, 2001) (audit committee); *Marriott International, Inc.* (February 26, 2001) (compensation, nominating and governance committees), and *The Boeing Company* (February 22, 1999) (audit, compensation and nominating committees). Dendrite seeks to distinguish *General Motors* from these authorities by arguing that the "transition" language somehow made a meaningful difference to that company's ability to seat independent directors on board committees.

This is a distinction without any substance. In truth, *General Motors* is fundamentally inconsistent with *Bank of America*, *Marriott* and *Boeing*, since the company in each case had exactly the same amount of control over board elections, the same ability to fill positions on board committees, and the same power to determine qualifications for directorship. The question whether committee members were to be replaced over time, as in *General Motors*, or wholesale, as in *Bank of America, Marriott* and *Boeing*, is irrelevant to whether the company and its board has the power for purposes of Rule 14a-8(i)(6) to fill committees with directors meeting criteria specified by the shareholders.

The Fund believes that the conflict in the Division's position should be resolved using the *General Motors* approach, as a matter of logic as well as good public policy. Although state law purports to vest shareholders of public companies with the power to elect board members, in practice, the incumbent board and management usually determine the criteria for and the composition of the slate of directors to be nominated,[1] and shareholders simply approve the slate of nominees. Accordingly, the claim that companies have no power to ensure the election of directors meeting specified independence standards simply fails to survive close scrutiny. More importantly, by refusing to allow Dendrite to omit the Proposal from its Proxy Materials, the Division would be returning to shareholders the ability to exercise some meaningful influence over the composition and independence of the board and its commensurate ability to effectively represent shareholder interests. As recent events have shown, board independence is an increasingly important safeguard for shareholders that will likely play a central role in future efforts to protect shareholders' investments.

However, should the Division agree with Dendrite that *General Motors* is distinguishable from *Bank of America*, *Marriott* and *Boeing*, and that the Proposal in its current form may be omitted, the Fund would agree to amend the Proposal to provide for a transition to independent directors for each seat on the nominating committee, as it becomes available, in conformity with the proposal in *General Motors*.

B. <u>The Company has not "Substantially Implemented" the Proposal and may not Omit it Under Rule 14a-8(i)(10)</u>.

Dendrite claims that it may omit the Proposal because its "goals and all essential elements" have already been substantially implemented. According to the Company, it already has a nominating committee comprised of directors who all presently meet the NASDAQ "independent director" standards. However, the Company admits that nothing <u>requires</u> members of the committee to meet these standards, as the committee's Charter establishes no criteria for director independence. Moreover, the NASDAQ standards themselves are considerably more lenient than the standards set forth in the Proposal, as outlined below:

NASDAQ Standard	**Fund's Proposal**
1. Directors may not have been employed by the company or its affiliates in the current or past three years.	1. Directors may not have been employed by the company or its affiliates in the current or past five years.
2. Directors may receive up to $60,000 compensation from the Company or its affiliates for personal services other than service as a director.	2. Directors may not receive any compensation from the Company for personal services other than service as a director.

[1] Proxy contests are the rare exception to this general rule.

3. Directors may not have been a partner, controlling shareholder or executive in any for-profit entity to which or from which the company made or received payments that exceed the greater of five percent of the entity's consolidated gross revenues or $200,000 within the past three years.	3. Directors may not have been employed by a significant customer or supplier or any of the company's paid consultants or advisors within the past five years.
4. Directors may be employed by a tax-exempt organization that receives significant contributions from the Company.	4. Directors may not be employed by a tax-exempt organization that receives significant contributions from the Company.
5. Directors may be employed as an executive of another entity unless any of the company's executives are on that entity's compensation committee.	5. Does not allow for any interlocking directorates.

Furthermore, the NASDAQ standards allow boards of directors to exercise independent judgement in interpreting what constitutes a conflict of interest sufficient to inhibit independence, while the Proposal sets forth specific criteria for determining independence, which can be objectively understood and verified by directors and shareholders alike.

In *General Motors Corporation* (March 22, 2001), the Division recently refused to permit the omission of a similar proposal based on the company's claim that it was "already in compliance with the resolution's essential objective – each key board committee [is] comprised exclusively of independent directors." In that case, the company had applied a lesser standard for independence than the proposed resolution, and therefore had not substantially implemented the proposal under Rule 14a-8(i)(10). *See also Quality Systems, Inc.* (June 9, 1999) (resolution that would have required at least 75% of the board to be independent cannot be omitted pursuant to Rule 14a-8(i)(10), despite the company's claim that 57% of existing directors already were independent).

Here, Dendrite's claim that it has already substantially implemented the Proposal must be similarly rejected. The mere fact that a nominating committee exists is not sufficient to demonstrate "substantial implementation," since the alleged "independence" of its members is based on a standard that, as described above, diverges in numerous substantive and material respects from what the Proposal would require. The Division's decision in *Masco Corporation* (April 19, 1999) does not change this result. As Dendrite concedes, there were only minimal differences, intended to make the proposal in that case "clear and workable," between the shareholder's proposal and the resolution subsequently approved by the company. Accordingly, the Proposal should not be omitted pursuant to Rule 14a-8(i)(10).

B. The Proposal does not Relate to the Election of the Board of Directors in Violation of Rule 14a-8(i)(8).

Dendrite also argues that the Proposal should be omitted because it "relates to the election of directors." However, the exclusion under Rule 14a-8(i)(8) does not apply to any proposal that touches on directors and their qualifications for service; it was adopted to codify the Commission's view that "the shareholder process was not the proper means for conducting election contests, since other sections of the proxy rules . . .were specifically designed to regulate the conduct of election contests." *Bull & Bear U.S. Government Securities Fund* (July 16, 1998) (permitting omission of a proposal nominating a specific individual for the board of directors following an unsuccessful proxy contest). Indeed, as one commentator has noted, this exclusion was intended to prevent "minority and dissident shareholders from clogging the company's proxy statement with their own slates of directors." Daryl V. Miller, Comment, Shareholder Activism Under the Proposed Changes to Rule 14a-8 of the Securities Exchange Act of 1934 at www.sec.gov/rules/proposed/s72597/miller5.txt (internal citations omitted).

The decisions cited by the Company are readily distinguishable, since they concern proposals that set forth requirements that would disqualify previously elected directors or would disqualify nominees. In this case, the Proposal does neither. Accordingly, the Proposal should not be omitted under Rule 14a-8(i)(8).

Conclusion

For the reasons stated above, the Fund respectfully submits that Dendrite's request for no-action relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Sara C. Kay
Senior Counsel

cc: Warren J. Casey, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dendrite International, Inc.
Incoming letter dated January 18, 2002

The proposal requests that Dendrite establish a Nominating Committee that shall be composed entirely of independent directors.

There appears to be some basis for your view that Dendrite may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Dendrite omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dendrite relies.

Sincerely,

Grace K. Lee
Attorney-Advisor